                             ICAHN ASSOCIATES CORP.
                                767 Fifth Avenue
                            New York, New York 10153


May 1, 2001

Barry W. Florescue
Chairman and CEO
BFMA Holding Corporation
50 East Sample Road, Suite 400
Pompano Beach, Florida 33064

Dear Mr. Florescue:

     Icahn Associates Corp. (the "Lender") is pleased to provide BFMA Holding Corporation ("BFMA") with a commitment (the "Commitment") for $240,000,000 in bridge financing to be used in connection with BFMA's offer to purchase Morton's Restaurant Group, Inc. ("Morton's") pursuant to a merger of Angus Acquisition Corp. and Morton's, refinance all of the outstanding indebtedness of Morton's, pay all of the related transaction expenses and fund the ongoing capital needs of Morton's. The Commitment will be in the form of a senior loan facility in the amount of $120,000,000 (the "Senior Facility") and at least $120,000,000 of Subordinated Bridge Notes (the "Notes") subject to the preparation, execution and delivery of final documentation and legal opinions incorporating the terms and conditions contained herein and in the Term Sheet and other terms and conditions customary or otherwise not inconsistent with transactions of this type or with the terms and conditions of the Term Sheet attached to this letter.

     Marietta Corporation ("Marietta") and BFMA, jointly and severally, agree to reimburse, indemnify and hold harmless the Lender and its affiliates and each of their respective directors, shareholders, officers and employees (each an "indemnified person") in connection with and from any expenses, losses, claims, damages, or liabilities to which the Lender or such indemnified persons may become subject, insofar as such expenses, losses, claims, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) arise out of or in any way relate to or result from the actions or activities of Marietta, BFMA or their respective affiliates in connection with the transaction contemplated hereby or their actions, proposals, proxy contests, acquisition offers, or stockholdings of, Morton's Restaurant Group, Inc. or its affiliates, and to reimburse the Lender and each indemnified person, upon their demand, for any reasonable out-of-pocket legal or other expenses incurred in connection with any of the foregoing or investigating, defending or participating in any such expenses, losses, claim, damage, liability, or any action or other proceeding, whether commenced or threatened (whether or not the Lender or any such indemnified person is a party to any action or proceeding out of which any such expense arises), except to the extent of such indemnified person's gross negligence or willful misconduct. After the execution and delivery of the final documents relating to the Senior Facility and the Notes, the obligation of Marietta and BFMA to indemnify the Lender and pay such costs shall be exclusively governed by the final documents.

     The Lender acknowledges that: (i) the terms of the Commitment may be publicly disclosed by BFMA by filing copies of this document with the appropriate governmental authorities and otherwise describing the terms of the Commitment as required by law; (ii) BFMA may identify the Lender in connection with the Commitment and the acquisition contemplated hereunder and otherwise describe the Commitment, provided that any press release or written statement identifying the Lender or describing the Commitment (other than previously approved language) will be subject to the Lender's approval (which will not be unreasonably withheld or delayed); (iii) it will cause its officers and directors to cooperate on a

Barry W. Florescue
May 1, 2001
Page 2


reasonable basis in connection with BFMA's efforts to consummate the acquisition contemplated hereunder; and (iv) BFMA shall not be required to close on the Senior Facility and the Notes.

     The Commitment shall expire at 5:00 p.m. on 90 days from the date hereof (the "Expiration Date") unless BFMA or a related entity has entered into a merger agreement with Morton's prior to the Expiration Date, in which case the Expiration Date shall be automatically extended for an additional 90 days without any further payment to the Lender. This letter will not bind the Lender unless on or prior to 5:00 p.m. on May 1, 2001 BFMA has delivered to the Lender by wire transfer the sum of $1.5 million pursuant to instructions to be provided by the Lender. In any event having signed this letter BFMA shall be obligated to pay the sum of $1.5 million to the Lender.

     BFMA acknowledges that, in addition to the $1.5 million payment described above, BFMA shall be obligated to pay any additional fees, if any, due and payable as set forth under the caption "Additional Fee" in the Term Sheet, the terms of which shall be effective commencing with the execution of this letter by all of the parties hereto.

     This commitment letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same documents.

                                            Very truly yours,

                                            ICAHN ASSOCIATES CORP.


                                            /s/ Russell Glass
                                            -----------------------------------
                                            Russell Glass
                                            President


Accepted this 1st day
of May, 2001

BFMA HOLDING CORPORATION


By: /s/ Barry W. Florescue
    --------------------------------
    Barry W. Florescue
    Chairman and CEO


MARIETTA CORPORATION


By: /s/Barry W. Florescue
    --------------------------------
    Barry W. Florescue
    Chairman and CEO

                                   TERM SHEET

--------------------------------------------------------------------------------

Borrower/Issuer..............   The entity (the "Borrower") surviving the merger
                                of Angus Acquisition Corp. (the "Acquisition
                                Co."), an entity wholly owned by BFMA Holding
                                Corporation ("BFMA"), and Morton's Restaurant
                                Group, Inc. ("Morton's").

Lender.......................   Icahn Associates Corp. or an affiliate
                                designated by it (the "Lender").

Aggregate Loan Amount........   $240 million, in the form of a $120 million
                                senior credit facility (the "Senior Facility") and at least $120 million in subordinated bridge notes (the "Notes").

Use of Proceeds..............   The proceeds of the Senior Facility and the
                                Notes will be used to fund a portion of the necessary capital to acquire for cash all of the common stock and related securities of Morton's pursuant to a merger of the Acquisition Co. and Morton's, refinance all of the debt of Morton's and its subsidiaries, pay all of the related transaction fees and expenses reasonably acceptable to the Lender incurred in connection therewith, and fund the ongoing capital needs of the Borrower.

Closing Date.................   The closing of the Senior Facility and the Notes
                                shall occur concurrently with the merger of the Acquisition Co. and Morton's (the
                                "Acquisition").

                                 SENIOR FACILITY

Amount of Revolver and Term..   $120 million, comprised of an $80 million term
                                loan (the "Term Loan") and a $40 million revolving credit facility (the "Revolver").

Revolver.....................   The Revolver will provide for $40 million on a
                                revolving basis (which may be borrowed, repaid and reborrowed as needed). It shall not contain any borrowing base restrictions and be available in full during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date and the outstanding balance shall be due in full, with accrued and unpaid interest and otherwise in compliance with the terms hereof on the first anniversary of the Closing Date.

Term Loan....................   The Term Loan shall be in the amount of $80
                                million and be available and drawn down in full on the Closing Date. There will be no mandatory amortization of the principal amount of the Term
                                Loan and the outstanding balance shall be due in full, with accrued and unpaid interest and otherwise in compliance with the terms hereof on the first anniversary of the Closing Date.

Interest.....................   The Term Loan and the Revolver shall both bear
                                interest at a floating rate equal to the three-month London Interbank Offered Rate
                                ("LIBOR Rate") plus 350 basis points as

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                                customarily calculated. The documentation will
                                contain customary LIBOR breakage provisions and LIBOR borrowing mechanics, and LIBOR rate definitions.

Interest Payment Dates ......   Interest will be compounded and payable in cash
                                quarterly (at the expiration of each three-month
                                LIBOR period) in arrears on the average daily balance outstanding on the Revolver and the Term
                                Loan.

Unused Revolver Fee .........   The Lender shall be paid an unused revolver fee
                                equal to 50 basis points (calculated on the basis of a 360-day year and actual days elapsed), to be paid on the Interest Payment
                                Dates.

Collateral ..................   The principal of and interest on the Senior
                                Facility will be secured by a fully perfected first priority security interest in all of the existing and after acquired, real and personal, tangible and intangible, assets of the Borrower and its subsidiaries. The Senior Facility will also be guaranteed by BFMA and each of its subsidiaries, with BFMA paying guarantee fees to its subsidiaries as necessary to provide properly binding guarantees. If guarantees are paid by foreclosure of assets, application of the escrow proceeds or otherwise, the subrogation rights of the guarantor will be subordinate to the rights and control of the Lender in all respects. The Senior Facility will also be collateralized as contemplated in "Collateral" below.

Assignments and
  Participations ............   The Lender may assign all or a portion of its
                                loans and commitments under the Senior Facility or sell Participations therein, provided that assignments shall be in amounts of no less than $20 million, if assigned or participated to any entity other than affiliates of the Lender.

Provision of Assistance .....   The Borrower shall provide all information and
                                make available such management, personnel and materials as is reasonably considered necessary for assignments or participations.

                            SUBORDINATED BRIDGE NOTES

Issue........................   Subordinated bridge notes (the "Notes").

Principal Amount ............   Not less than $120 million.

Maturity Date................   The Notes will be due and payable in full on the
                                first anniversary of the Acquisition.

Cash Interest................   The Borrower shall pay to the Lender cash
                                interest of 12% per annum compounded and payable quarterly in cash in arrears on the principal amount of the Notes outstanding on a 30/360 basis. Furthermore, Marietta Corporation, an entity wholly owned by BFMA ("Marietta"), will be required to pay to BFMA the maximum dividend payments allowable under the terms of its senior credit agreement to the extent such funds are available. All amounts and property paid by Marietta to BFMA by way of dividend, distribution, reorganization or otherwise will be placed in escrow with a third party to be mutually agreed upon which will be available to pay promptly any deficiency in cash interest or principal or other payments due on the Senior Facility or the Notes as long as the Senior Facility or the Notes are outstanding.

PIK Interest.................   The Borrower shall pay to the Lender PIK
                                interest of 14% per annum, compounded and payable quarterly, on the principal amount of the Notes outstanding on a 30/360 basis. At its option, the Borrower may elect to pay the PIK interest in cash or in the form of additional
                                Notes.

Collateral...................   The principal of and interest on the Notes will
                                be secured by a second lien on all of the existing and after acquired, real and personal, tangible and intangible, assets of the Borrower and its subsidiaries. The Notes will also be guaranteed by BFMA and each of its subsidiaries, with BFMA paying guarantee fees to its subsidiaries as necessary to provide properly binding guarantees. If guarantees are paid by foreclosure of assets, application of the escrow proceeds or otherwise, the subrogation rights of the guarantor will be subordinate to the rights and control of the Lender in all respects. Each guarantee of the Senior Facility and the Notes will include separate covenants to regulate the activities of each company with respect to insider transactions. BFMA will also pledge: (i) its stock in Marietta which will constitute a first lien on 100% of the capital stock of Marietta while the Senior Facility or the Notes are outstanding; and (ii) all of its stock of the Borrower which will constitute a first lien on not less than 60% of the capital stock of the Borrower while the Senior Facility or the Notes are outstanding, in each case together with all related voting privileges to secure both the Senior Facility and the Notes. The guarantee from BFMA shall contain provisions that limit the amount of total indebtedness that may be incurred at Marietta to no more than $65 million.

Transferability .............   The Notes will be freely transferable.

     **********************************************************************

Ranking/Terms of
  Subordination .............   The Notes will be subordinated to no more than
                                $120 million of senior debt. In the event of a senior indebtedness default which entitles the holders of the senior indebtedness to accelerate the maturity thereof, no payment will be made on the Notes until the senior indebtedness has been repaid or such default is cured in writing. The foregoing shall in no way limit the rights or powers of the Lender with respect to BFMA, Marietta or any of their other subsidiaries.

Board Representation ........   As long as the Senior Facility or the Notes
                                remain outstanding, the Lender shall have the right to appoint one representative to serve on the Board of Directors of the Borrower and its subsidiaries, BFMA and Marietta and their respective subsidiaries to the extent that they have boards that meet or act by consent. Such right shall be provided in preferred stock to be issued by each such company. Each of these companies will require a unanimous vote of the board of directors in order to file for bankruptcy or, following the occurrence of an Event of Default, on all matters unless otherwise permitted by the Lender, which requirement will be set forth in the certificates of incorporation of each such company. The by-laws and certificates of incorporation will provide in a manner satisfactory to the Lender that, in the event of an Event of Default, the Lender, through the exercise of voting rights of stock under the applicable security documents, will be entitled to elect and replace the entire board. After the closing, the by-laws and certificates of incorporation of the Borrower and each of its subsidiaries, BFMA and Marietta and their respective subsidiaries may not be amended without the unanimous approval of the board of directors of each entity.

Repayment Terms..............   Upon repayment of the Senior Facility and the
                                Notes, whether in advance, at maturity, upon acceleration or otherwise, the Lender shall be paid all outstanding principal, together with interest accrued and unpaid to the date fixed for such repayment plus an amount equal to 7% of the sum of $240 million and the principal amount of all PIK Notes (the "Repayment Premium") plus any and all other fees or payments outstanding under the Senior Facility or the Notes. The
                                Senior Facility and the Notes may be repaid at any time, in whole or in part.

Conditions Precedent ........   The Lender's obligation to provide the Senior
                                Facility and purchase the Notes will be
                                conditioned upon the following: (i) completion of customary due diligence, (ii) completion of final documentation which shall be negotiated in good faith, (iii) completion of the Acquisition on customary terms and (iv) an equity contribution, in the form of common stock of the Borrower, of not less than $20 million from BFMA and its affiliates, a portion of which will be in the form of cash and a portion of which will be in the form of Morton's stock valued at the acquisition price.

Representation and
  Warranties ................   The agreements relating to the Senior Facility
                                and the Notes, including without limitation the guarantees, will contain representations and warranties customarily found in similar financings. The agreements relating to the Senior Facility, the Notes and the guarantees will contain representations and warranties regarding corporate organization and power, absence of violation of organizational documents, other agreements and applicable laws, absence of material litigation, obtaining of government and other approvals, subsidiaries, payment of taxes, authorization and enforceability of the documents, compliance with other instruments, full disclosure, margin securities, ERISA matters, accuracy of financial statements, absence of material adverse change, governmental permits and licenses, compliance with laws, environmental matters and absence of change of control provisions with respect to liquor licenses which would interfere with the Lender's ability to foreclose and dispose of the collateral (and

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                                the Lender shall receive a legal opinion with
                                respect to such licenses).

Covenants....................   In addition to the provisions set forth herein,
                                the agreements relating to the Senior Facility and the Notes, including without limitation the guarantees, will contain affirmative and negative covenants customary for similar financings. The Senior Facility, the Notes and the guarantees will contain certain covenants including: (i) limitations on the incurrence of additional indebtedness with reasonable incurrence tests; (ii) prohibitions on restricted payments; (iii) limitations on the sale of assets with reasonable "carve-outs";
                                (iv) limitations on lines of business; (v) limitations on transactions with affiliates;
                                (vii) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Borrower to another person;
                                (viii) a minimum pro forma EBITDA to Cash
                                Interest Expense coverage test and other reasonable and customary financial covenant tests requested by the Lender, (ix) prohibitions on payments, compensation or other transfers to Barry Florescue or other affiliates or payments or compensation to other executives outside the ordinary course so long as the Senior Facility and Notes are outstanding and (x) the agreement of Barry Florescue and Richard Bloom not to compete, directly or indirectly, either through passive investment or otherwise, with the specific businesses of Marietta and Morton's. In addition, the guaranty of BFMA will include the covenants, representations and warranties set forth in the Marietta loan documents, which will apply to Marietta, the breach of which in any material respect will constitute an Event of Default under the Senior Facility and the Notes.

Equitable Rights.............   The closing documents will provide for, upon the
                                occurrence of an Event of Default, the
                                availability of accelerated legal proceedings and equitable and injunctive relief for the benefit of the Lender, to the maximum extent permitted by law.

Events of Default ...........   Events of default in the Senior Facility, the
                                Notes and the guarantees shall include, without limitation: (i) non-payment of the principal or interest due on the Senior Facility or the Notes with a one business day grace period, (ii) materially inaccurate representations and warranties, (iii) any material breach of covenant, (iv) undischarged judgments in excess of $5 million against the Borrower, (v) a default in the payment of indebtedness of the Borrower with a principal amount in excess of $5 million in the aggregate beyond any applicable grace periods thereof, (vi) defaults by Marietta under its loan documents and (vii) bankruptcy, dissolution or liquidation of the Borrower.
                                Material breaches by guarantors will also constitute Events of Default and the documents for the Senior Facility, the Notes and the guarantees will contemplate that Events of Defaults under any such documents will constitute Events of Defaults under the Senior
                                Facility, the Notes and the guarantees.

Remedies Upon an Event
  of Default.................   Upon the occurrence of any Event of Default, the
                                Warrant will be increased to include an
                                additional 5% of the fully diluted common stock at the Borrower. The Lender may, at its option, by written notice to the Borrower, declare the Senior Facility and Notes due and payable and proceed against the collateral. Upon the occurrence of an Event of Default described in
                                (vii), the Senior Facility and Notes shall become automatically accelerated. If an event of default has occurred and has not been cured within any applicable grace period, the cash interest rate on each of the Senior Facility and the Notes shall be increased by four percentage points until such Event of Default has been cured or until the Senior Facility and the Notes have been repaid. In addition to the rights customary in security agreements, the documents will provide that, if the Senior Facility and the Notes have not been fully repaid when due, as a result of acceleration, maturity or otherwise, then, together with any accrued and unpaid interest and any applicable Repayment
                                Premium, BFMA will take all additional actions requested by the Lender to transfer to the Lender title to its stock in the Borrower and Marietta together with all related voting privileges and the Lender shall be required to sell the Borrower and/or Marietta in an orderly fashion. To the extent that the proceeds the Lender receives upon the sale of the stock of the Borrower and Marietta are sufficient to repay the remaining balance of the Senior
                                Facility and the Notes together with any accrued and unpaid interest, the Repayment Premium and the expenses of the Lender related to administering its collateral or any other amounts due or owing to the Lender or expenses of the Lender, the Lender will remit such excess proceeds to Borrower or the guarantors as required by law. BFMA's subrogation rights will be subordinated to the Lender.

Warrants.....................   Upon issuance of the Notes, the Borrower will
                                grant a warrant to the Lender to purchase shares of common stock (the "Warrant") representing 23% of the Borrower's fully diluted common stock
                                (after taking into account the shares reserved for issuance under the Management Incentive
                                Program, which shares shall not exceed 15% of the fully diluted common stock). The Warrant will be immediately exercisable in whole or in part. The Warrant will have a nominal exercise price and a 7-year term. The Warrant will contain typical anti-dilution provisions, including provisions that provide for adjustments for below fair-value issuances, stock splits and combinations, reclassifications and shares or options issued under Management
                                Incentive Programs. The number of shares represented by the Warrant shall not be adjusted for any future issuances of equity or equity like securities at or above fair value. The
                                Warrant shall contain senior "piggy-back" registration rights, demand registration rights after the consummation of an initial public offering, cashless exercise and tag-along rights. The Warrant shall be exchangeable, on a fair market value exchange ratio, for BFMA stock, if BFMA consummates an initial public offering in lieu of the Borrower or another entity that is the "going public" vehicle for

                                Morton's or a portion of Morton's business. The Borrower and the Lender will agree upon the value of the Warrant.

Governing Law ...............   State of New York.

Miscellaneous ...............   Customary provisions regarding consent to forum
                                in New York and service of process.

     **********************************************************************

Commitment Fee: BFMA will pay the Lender a non-refundable commitment fee (the "Commitment Fee") of $1.5 million payable upon the acceptance by BFMA and Marietta of the Lender's executed commitment letter to provide the Senior Facility and purchase the Notes (the "Commitment") to which this Term Sheet is attached (the "Commitment Letter").

Additional Fee: In the event that, within ten months after the date of the Commitment Letter, (a) no public announcement is made regarding a Transaction (as defined below) and any Covered Person sells, conveys or otherwise disposes (collectively, a "Sale") of any shares of Morton's stock beneficially owned by such Covered Person (other than to another Covered Person) or enters into a binding contract to do so, or (b) a public announcement is made either by Morton's or a third party (other than an affiliate or associate of the Lender) involving Morton's actual or potential participation in a merger, a stock buyback, a change of control, special dividend or similar extraordinary event or business combination transaction, any tender offer, or any similar or related event that will result in the payment of consideration in exchange for Morton's stock (a "Transaction"), the Lender shall be entitled to additional compensation from BFMA in an amount equal to (x) 50% of the Profits, multiplied by the number of shares of Morton's actually sold by all Covered Persons prior to the ten-month date, in the case of clause (a), or (y) in the case of clause (b), the sum of (A) 50% of the Profits, multiplied by the number of shares of Morton's actually sold by all Covered Persons prior to the ten-month date, and (B) 50% of the Profits, multiplied by the number of shares of Morton's actually sold by all Covered Persons after the announcement of the Transaction (or a replacement Transaction which terminates the prior Transaction) and after the ten-month date but on or prior to the withdrawal or consummation of the Transaction (or replacement Transaction). For purposes of this Term Sheet, Covered Persons shall mean BFMA, those individuals and entities listed at any time in the Schedule 13D filed by BFMA with respect to Morton's, and their respective officers, directors, "affiliates" and "associates" (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder). For purposes of this Term Sheet, Proceeds shall mean the aggregate consideration received by Covered Persons for their Morton's shares sold plus any dividends received with respect to such shares, and a pro rata portion (based on the number of shares sold by all Covered Persons to the number of shares owned by all Covered Persons) of expenses reimbursed and breakup, termination or similar fees received, divided by the number of Morton's shares sold by all Covered Persons. For purposes of this Term Sheet, Full Cost per Share shall mean the sum of (i) the aggregate cost of the shares purchased by the Covered Persons, (ii) actual interest costs paid by the Covered Persons on any borrowings utilized to purchase the Morton's shares and the implied carry costs on the remaining shares at the broker call rate of interest calculated on the holding period of each share, (iii) reasonable legal fees and expenses incurred by BFMA relating to its efforts to acquire Morton's, (iv) all fees and expenses paid to Innisfree M&A Incorporated, (v) all fees and expenses relating to the proxy solicitation, offer(s) and mailings to be made by BFMA and (vi) the Commitment Fee, divided by the maximum number of Morton's shares owned by all Covered Persons from the date hereof. For purposes of this Term Sheet, Profits shall mean Proceeds less Full Cost per Share. In the case of clause (a), the payment shall be made by BFMA on the ten-month date; in the case of clause (b), the payment with respect to the shares actually sold prior to the ten-month date shall be made by BFMA on the ten-month date and the payment with respect to the remaining shares shall be made by BFMA within five business days after proceeds are received, whether through a Transaction or otherwise. Other than the Commitment Fee, there will be no other fees required to be paid to the Lender prior to or upon the funding of the Senior Facility and the Notes. BFMA will deliver documents evidencing all of the foregoing calculations and will provide the Lender with full access to all backup necessary to audit, determine and examine all such calculations. BFMA agrees that it will take no action and will not permit Marietta to transfer Marietta or its assets prior to the payment in full of all obligations to the Lender.